Duff & Phelps Select Energy MLP Fund Inc.
100 Pearl Street, 7th Floor

Hartford, Connecticut 06103

June 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Ms. Amy Miller, Senior Counsel

Re:	Duff & Phelps Select Energy MLP Fund Inc.
Pre-Effective Amendment to the Registration Statement on
Form N-2, File Nos. 333-195214 and 811-22958

Dear Ms. Miller:

Duff & Phelps Select Energy MLP Fund Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 1:00 p.m., Eastern Standard Time, on June 25, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3575.

Very truly yours,

Duff & Phelps Select Energy MLP Fund Inc.

By:		/s/ William J. Renahan
	Name:	William J. Renahan
	Title:	Vice President, Chief Legal Officer and Secretary

[Acceleration Request Letter]